Investment Office	(916) 795-3400 phone (916) 796-2842 fax	www.calpers.ca.gov

June 27, 2016

Dear Fellow Bed Bath & Beyond Inc. Shareowner:

Support Shareowner Proposal #4 Requesting Proxy Access

CalPERS is the largest state public pension fund in the United States with $291 billion in total assets under management and long-term owner of approximately 587,000 shares in Bed Bath & Beyond Inc. CalPERS would appreciate your support on proposal #4 at the company’s July 1, 2016 annual meeting of shareowners.

Proxy Access is a Fundamental Shareowner Right – Provides Accountability in the Boardroom

We believe providing access to a company’s proxy to give shareowners the ability to nominate directors to the board is one of the most important rights for owners of a company. Without effective proxy access, the director election process simply offers a ratification of management’s slate of nominees. Therefore, we believe long-term shareowners should have meaningful access to this process on the terms specified in the proposal #4. The proposed thresholds include:
•	Beneficial ownership of at least 3 percent of the outstanding stock;
•	Three years of continuous ownership; and
•	Ability to nominate up to 25 percent of the board.

Proposed Terms Based on SEC Proxy Access Rulemaking in 2010

Before adopting its now vacated proxy access rule in 2010, the SEC undertook a detailed analysis, both internally and through the public comment process. The SEC determined that a 3 percent ownership threshold was appropriate, stating, “The ownership threshold we are establishing should not expose issuers to excessively frequent and costly election contests conducted through use of Rule 14a-11, but it is also not so high as to make use of the rule unduly inaccessible as a practical matter.” The proposed holding period and slate size limitation in proposal #4 are also consistent with the SEC rule.

Trends Show U.S. Companies and Shareowners Are Embracing Proxy Access

Prior to November 2014 only six U.S. companies had a 3 percent proxy access bylaw in place – currently that number has risen to more than 225 companies. The growing number of companies spans across various industries and size ranges – examples include Apple, Microsoft, Johnson & Johnson, General Electric, Amazon, Wells Fargo, AT&T, Coca-Cola, Pfizer, and Chevron. These companies are adopting the governance best practice, thereby rejecting the common corporate assertion that proxy access is costly, distracting, and favored mainly by special interest groups.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.

In 2015, proxy access shareowner proposals on average received majority support (54%) at companies where they went to a vote, and achieved a high watermark of over 90% support when the proposal was not opposed by the board. This demonstrates the wide support for proxy access across the investor community. Given the widespread investor backing and the accelerating adoption of proxy access bylaws, the Council of Institutional Investors has developed a “Proxy Access: Best Practices”1 document providing a framework for investors and companies that highlights how to adopt a shareowner-supportable proxy access bylaw provision.

CFA Institute Concludes Proxy Access Would Benefit the Markets and Boardroom

A report published by the CFA Institute found that giving investors access to the proxy to nominate directors would benefit shareowners and the capital markets.2 The specific report findings include:
•	Proxy access has the potential to enhance board performance and raise US market capitalization.
•	Proxy access reform will not hinder board performance.
•	Proxy access is used infrequently and with little disruption in other markets around the world.

Multi-Year Concerns over Excessive Compensation – “AGAINST” Say-on-Pay Proposal #3

As a long-term shareowner CalPERS has concerns with the company’s executive compensation practices, specifically the ongoing failure to align pay with performance. In 2015 CalPERS did not support the company’s Advisory Vote on Executive pay – a proposal that would only receive 35% support. In 2016 our concern remains and we will be voting “Against” non-binding proposal #3 to ratify executive compensation.

Based on the year over year concerns surrounding executive pay CalPERS will also be “withholding” vote from Compensation Committee members Alder, Barshay, and Morrison. We believe these nominees have not adequately addressed shareowner concern related to the 2015 failed say-on-pay vote and have failed in their oversight responsibility to ensure compensation is appropriately aligned with performance.

Support Proxy Access and Director Accountability – Vote “FOR” Shareowner Proposal #4

We believe proxy access is fundamental to a sustainable system of governance that fosters director accountability and long-term value creation. Fully accountable governance structures should be in place to offer shareowners effective access to the director nomination process. Please vote “FOR” proxy access proposal #4. Should you have any questions please feel free to contact Todd Mattley, Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Sincerely,
Anne Simpson
Investment Director, CalPERS

[1]	http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf
[2]	http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.